QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT (a)(5)(D)

Dassault Systèmes' Tender Offer for Exa Corporation Commences

              VELIZY-VILLACOUBLAY, France—October 12, 2017—Dassault Systèmes (Euronext Paris: #13065, DSY.PA) today announces that it will commence a cash tender offer for all of the issued and outstanding shares of common stock of Exa Corporation (NASDAQ: EXA) ("Exa") for a price of $24.25 per share. The tender offer will be made pursuant to an Offer to Purchase, to be dated October 12, 2017, and in connection with the previously announced merger agreement, dated September 27, 2017, among certain Dassault Systèmes' subsidiaries and Exa.

              The tender offer will expire at 5:00 p.m., New York City time, on November 9, 2017, unless otherwise extended or terminated. Any extensions of the tender offer will be followed as promptly as practicable by public announcement thereof, and such announcement will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

              Dassault Systèmes has filed a tender offer statement on Schedule TO with the United States Securities and Exchange Commission (the "SEC"). 3DS Acquisition 3 Corp., a US subsidiary of Dassault Systèmes, is the purchaser in the tender offer. The Offer to Purchase contained within the Schedule TO sets out the terms and conditions of the tender offer.

              Exa has also filed a Solicitation/Recommendation Statement with the SEC, which includes, among other things, the recommendation of Exa's board of directors that Exa stockholders tender their shares in the tender offer.

              As soon as practicable following the completion of the tender offer, Dassault Systèmes will acquire all remaining Exa shares through a merger at the tender offer price.

              The tender offer and the merger are subject to customary closing conditions, including the tender by Exa stockholders of at least one share more than 50% of the outstanding and issued shares of Exa (calculated on a fully-diluted basis) and required regulatory approvals.

              For more information, visit www.3ds.com/investors/exa-tender-offer

Important Notices

              This communication is for informational purposes only and is neither a recommendation, an offer to purchase nor a solicitation of an offer to sell securities. On October 12, 2017, Dassault Systèmes filed with the SEC a tender offer statement on Schedule TO regarding the tender offer described in this communication. Holders of shares of common stock of Exa are urged to read the tender offer statement (as it may be updated and amended from time to time) filed by Dassault Systèmes because it contains important information that holders of shares of common stock of Exa should consider before making any decision regarding tendering their shares. The tender offer statement and other documents filed by Dassault Systèmes and Exa with the SEC are available for free at the SEC's website at www.sec.gov.

              This release is not intended for distribution to, or use by, any person or entity in any jurisdiction or country where such distribution or use would be contrary to local law or regulation. This release has been prepared by Dassault Systèmes. No representation or warranty (express or implied) of any nature is given, nor is any responsibility or liability of any kind accepted, with respect to the truthfulness, completeness or accuracy of any information, projection, statement or omission in this release. This release does not constitute, nor does it form part of, any offer or invitation to buy, sell, exchange or otherwise dispose of, or any issuance, or any solicitation of any offer to sell or issue, exchange or otherwise dispose of any securities. This release does not constitute investment, legal, tax, accountancy or other advice or a recommendation with respect to such securities, nor does it constitute the solicitation of any vote or approval in any jurisdiction. There shall not be any offer or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the applicable securities laws of any such jurisdiction (or under exemption from such requirements).

              The Depositary and Paying Agent for the tender offer is Computershare Trust Company, N.A. For all questions relating to the tender offer, please call the Information Agent, Alliance Advisors, LLC at +1 (973) 873-7780 (collect) or (888) 991-1293 (toll-free).

About Dassault Systèmes

              Dassault Systèmes, the 3DEXPERIENCE Company, provides business and people with virtual universes to imagine sustainable innovations. Its world-leading solutions transform the way products are designed, produced, and supported. Dassault Systèmes' collaborative solutions foster social innovation, expanding possibilities for the virtual world to improve the real world. The group brings value to over 220,000 customers of all sizes, in all industries, in more than 140 countries. For more information, visit www.3ds.com.

              3DEXPERIENCE, the Compass logo and the 3DS logo, CATIA, SOLIDWORKS, ENOVIA, DELMIA, SIMULIA, GEOVIA, EXALEAD, 3D VIA, BIOVIA, NETVIBES and 3DEXCITE are registered trademarks of Dassault Systèmes or its subsidiaries in the US and/or other countries.

Dassault Systèmes Investor Relations Contacts

Corporate	F-J BORDONADO/ B. MARTINEZ	3DS.Exa-TenderOffer@3ds.com
North America	Michele KATZ

Dassault Systèmes Press Contacts

Corporate / France	Arnaud MALHERBE	arnaud.malherbe@3ds.com
North America	Suzanne MORAN	suzanne.moran@3ds.com

QuickLinks

  EXHIBIT (a)(5)(D)
Dassault Systèmes' Tender Offer for Exa Corporation Commences
Important Notices